Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

September 2, 2025

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:
PruLife SVUL Protector Initial Registration Statement on Form N-6
Pruco Life Insurance Company (“Pruco Life”) (Depositor)
Pruco Life Variable Universal Account (Registrant)
Registration Nos. 333-288546 and 811-05826

Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s comments received today, September 2, 2025, on the Registration Statement noted above. The Staff’s comments and our proposed responses are as follows:

TRANSACTION FEES (p. 4)

1.Please clarify supplementally why this prospectus’s “Premium Charge” has replaced the “Sales Charge on Premiums (load)” from the 2021 version of this product.

The Sales Charge on Premiums and Premium-Based Administrative Charge have been combined to simplify and clarify the Contract’s charges for investors. As described in the ‘Premium Charge’ section on Page 12 of the blackline, this charge is deducted to compensate the Company for “the costs of selling the Contracts (including commissions, advertising, the printing and distribution of prospectuses and sales literature, and any applicable federal, state or local income, premium, excise, or company tax).”

LAPSE PROTECTION RIDER (p. 15)

2.Please clarify why this section discusses a COI charge. Move to the COI section if appropriate, or enhance this disclosure to explain why this section is here.

We have updated this section as follows:
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Lapse Protection Rider

We deduct a premium charge and a monthly cost of insurance charge for this rider, which provides a conditional guarantee that, beginning in the 11th Contract Year, the Contract will be kept in force and will not lapse. The premium charge is based on the rider guarantee option chosen. Currently, the charge for both the Extended Plus No-Lapse Guarantee and the Extended Premier No-Lapse Guarantee is 7.5% for all premiums amounts received in all Contract Years. This charge does not apply to the Extended No-Lapse Guarantee option.

The cost of insurance charge for this rider is based on the age, sex, and underwriting classification of the insureds. The current cost of insurance charge is $0.00001 to $29.17 per $1,000 of rider Net Amount At Risk.

PART C

3.Please ensure that the signature page contains the correct signatories, including both the Chief Financial Officer and Comptroller if different individuals. Please ensure that the final pre-effective amendment contains an updated POA with the correct signatories and Registration numbers.

We will ensure that these items are completed correctly.

GENERAL

4.Please ensure that the above comments are reflected in the Initial Summary Prospectus, if applicable.

We will ensure that the ISP is consistent with this prospectus.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 543-6087 or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	September 2, 2025

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company	Date

Via EDGAR
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